UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14783

STATE BANCORP, INC.

(Exact name of registrant as specified in its charter)

Two Jericho Plaza

Jericho, NY 11753

(516) 465-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $5.00 PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         0

Effective January 1, 2012, State Bancorp, Inc. merged with and into Valley National Bancorp, with Valley National Bancorp surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Valley National Bancorp, as successor to State Bancorp, Inc. pursuant to the merger of State Bancorp, Inc. with and into Valley National Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VALLEY NATIONAL BANCORP
(as successor to State Bancorp, Inc.)

DATE: January 9, 2012	By:	/s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer